Exhibit 4.52

Letter of Authorization for Management Rights

Principal: Hangkang Investment Management Partnership (Limited Partnership) of Ningbo Meishan Bonded Port Area

Uniform Social Credit Code: 91330206MA2AF7HM97

Agent: iKang Guobin Medical Examination Management Co., Ltd.

Uniform Social Credit Code: 911100007667680727

Whereas,

1.              The Principal holds 25% of the shares in NCI Health Investment Management Co., Ltd. (“Company” or “NCI Health”) (which represent RMB 281,673,225 of the registered capital, hereinafter referred to as “Target Shares”).

2.              The Agent also is a shareholder of the Company and holds 20% of the shares in the Company.

1.              Scope of Authorization

The Principal hereby irrevocably undertakes to fully delegate its management rights in the Company to the Agent, and the Agent has the right to decide on and exercise the full management rights of the Target Shares in the Target Company, including but not limited to:

(1)             proposing and attending the shareholders’ meetings of the Company according to the articles of association of the Company as an proxy of shareholder;

(2)             exercising voting right on all matters subject to deliberation and resolution of the shareholders’ meeting on behalf of the shareholder, including but not limited to appointment and election of directors of the Company and other senior managerial persons to be appointed or removed by shareholders;

(3)             conferring voting right to the director appointed in the board of directors;

(4)             right to convene shareholders’ meetings, right to make proposals, and voting right that the Principal is entitled to according to laws and regulations, shareholders’ agreements, and articles of association.

The Principal irrevocably agrees that the Agent may decide to re-delegate such rights as fully delegated by the Principal to its designated persons at its own discretion.

2.              Exercise of Authorized Rights

(1)         The Principal shall fully assist the Agent in exercising the authorized rights, including prompt execution of resolutions made by the Agent at shareholders’ meetings or other related legal documents when necessary (e.g. as required in submittals to competent authority for approval, registration, and record-filing).

(2)         If the authorized rights under this Power of Attorney cannot be conferred or exercised for any reasons (except for default by the Principal or the Company) at any time during the term of this Power of Attorney, the Principal and the Agent shall promptly seek closest alternatives and execute supplemental documents and amend or adjust the terms of this Power of Attorney when necessary, so as to ensure that the parties will continue to realize the purpose of this Power of Attorney.

3.              Effectiveness of the Authorization

The indication of intent made by the Agent or its re-delegated third party when they exercise related management rights on behalf of the Principal according to this Power of Attorney shall be deemed the true indication of intent made by the Principal in person and shall be legally binding on the Principal. The Principal shall not raise any objection on the ground that the Agent’s handling of the management matters of the Company does no represent the intention of the Principal.

4.              Term of Authorization

This Power of Attorney becomes effective on the date of sealing.

The authorization as stated in Clause 1 of this Power of Attorney will terminate under any of the following circumstances:

(1)         The Agent acquires the entire Subject Shares held by the Principal;

(2)         If the Agent fails to acquire the entire Subject Shares according to the agreements otherwise made with the Principal, the Principal shall exercise the management rights of the Subject Shares in the Company from the date of default.